Exhibit (h)(3)

SCHEDULE 1
(updated March 16. 2023)

List of Funds

Fund Name	Ticker	# of Shares per Creation Unit
Parabla Innovation ETF	LZRD	10,000
Trajan Wealth Income Opportunities ETF	TWIO	10,000
UVA Dividend Value ETF	FFDV	10,000
UVA Unconstrained Medium-Term Fixed Income ETF	FFIU	50,000